Contacts in Buenos Aires

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

TGS Announces the Expiration of its Successful Exchange Offer

FOR IMMEDIATE RELEASE: Friday, November 12th, 2004 (5:00 p.m.)

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announced today that it has successfully reached the minimum acceptance condition and has accordingly closed its offer to exchange its (i) Series No. 1 Floating Rate Notes due 2003, (ii) Series No. 2 10.375% Notes due 2003, (iii) Series No. 3 Floating Rate Notes originally due 2002 and extended until 2003, and (iv) the Floating Rate Note due 2006 (the “Existing Notes”), for a combination of a cash payment and new notes described in the Information Memorandum dated October 1, 2004 (the “Information Memorandum”).

The exchange offer was launched on October 1, 2004 in connection with TGS’s proposal to restructure substantially all of its outstanding unsecured indebtedness, including the Existing Notes (the “Restructuring Proposal”).  The exchange offer expired on November 12, 2004, 5:00 pm, New York City time.

The amount of indebtedness held by holders of Existing Notes who validly tendered their notes and by holders of the other debt obligations TGS is restructuring who have consented to the Restructuring Proposal, amounts to approximately US$ 1,016.1 million, or approximately 99.76%, of TGS’s total outstanding indebtedness with respect to which the Restructuring Proposal has been made.

TGS expects to issue its new notes and enter into the amended and restated loan agreements (as described in the Information Memorandum), make the cash payments and complete its restructuring in December 2004, subject to the receipt of regulatory approval and the satisfaction of certain other conditions set forth in the Information Memorandum.  TGS will also make payments in respect of past due interest to such creditors on the closing date (as described in the Information Memorandum).

The terms of the Restructuring Proposal, including the terms of the new notes and other information relating to TGS, are set forth in the Information Memorandum.

TGS, with a current delivery capacity of approximately 63.2 MMm³/d or 2.2 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is listed on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía S.A. and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED IN THE RESTRUCTURING.  TGS’S SECURITIES OFFERED IN THE RESTRUCTURING MAY NOT BE OFFERED OR SOLD IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS PROHIBITED. THE COMPANY HAS NOT AND WILL NOT REGISTER ANY OF THE SECURITIES OFFERED TO BE EXCHANGED IN THE RESTRUCTURING OR ANY OTHER TRANSACTION RELATING TO ITS RESTRUCTURING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND NO SUCH SECURITIES OR ANY OTHER TRANSACTION CONTEMPLATED BY THE RESTRUCTURING MAY BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

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